RF INDUSTRIES, LTD.

7610 Miramar Road, Bldg. 6000

San Diego, California 92126-4204

November 17, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	RF Industries, Ltd. Registration Statement on Form S-3, as Amended Filed November 16, 2021 File No. 333-260851

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, RF Industries, Ltd., a Nevada corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Friday, November 19, 2021, or as soon thereafter as is practicable. Please call our counsel, Istvan Benko of TroyGould PC at 310-789-1226 to provide notice of effectiveness.

Very truly yours, RF INDUSTRIES, LTD. By: /s/ Peter Yin Peter Yin Chief Financial Officer